News Release

Alexco Reports Increased Silver Production for Third Quarter of Calendar 2011

October 17, 2011 - Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) today reports increased silver production during the third quarter calendar 2011 from the Bellekeno mine in the Keno Hill Silver District, Yukon, compared to the second quarter. Mill throughput increased by 14% and silver production increased 8%, with lead and zinc production generally consistent with the second calendar quarter.

Third Calendar Quarter Highlights

	Total	C2011-Q3	C2011-Q2	C2011-Q1
	Calendar YTD	(F2012-Q1)	(F2011-Q4)	(F2011-Q3)

Ore tonnes mined	51,160	12,533	22,166	16,461
Ore tonnes processed	58,510	21,532	18,928	18,050
Grade of ore processed:
Silver (grams per tonne)	813	792	822	829
Lead	9.9%	9.2%	10.5%	10.0%
Zinc	5.8%	5.8%	6.5%	5.0%
Recoveries:
Silver	92%	91%	93%	93%
Lead in lead concentrate	91%	90%	93%	90%
Zinc in zinc concentrate	64%	68%	65%	56%
Concentrate production:
Lead concentrate:
Tonnes produced	7,819	2,760	2,683	2,376
Concentrate grade:
Silver (grams per tonne)	5,345	5,264	5,164	5,645
Lead	67%	64%	69%	68%
Zinc concentrate:
Tonnes produced	4,596	1,808	1,687	1,101
Concentrate grade:
Silver (grams per tonne)	466	577	348	462
Zinc	47%	47%	48%	46%
Production – contained metal:
Silver (ounces)	1,412,551	500,703	464,324	447,524
Lead in lead con (pounds)	11,575,554	3,908,517	4,074,122	3,592,915
Zinc in zinc con (pounds)	4,746,953	1,865,739	1,770,159	1,111,055

Alexco President and Chief Executive Officer Clynt Nauman said, “The Bellekeno operation continues to steadily ramp up the production curve, with solid and improving performance in this third full quarter of commercial operation. The increased silver production coupled with improved mill throughput is particularly pleasing, as it reflects a superior effort by our operations group to deliver results while continuing to debottleneck and improve efficiencies in the mill.”

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Average mill throughput during the quarter was 234 tonnes per day (tpd) compared to 208 tpd during the quarter before, with average throughput during the month of September increasing to 248 tpd. The increasing mill throughput reflects the beneficial impact from various optimization measures that have been implemented during the continuing ramp-up period. These measures have included optimization of pumping, piping and screening circuits and the grinding and classification balance and improvements to feed systems, as well as process refinements to improve zinc recoveries. Mill throughput in the quarter also benefited from a significant reduction in the frequency of grid power outages. The lower mine production for this quarter reflects the impact of activity spent preparing certain stopes for a trial of local mechanized long-hole mining. Initial slot raises have been driven in the stopes selected for long-hole mining, and extraction of ore from these sources is scheduled during the upcoming winter months.

The disclosure in this news release of scientific and technical information regarding mine operations has been reviewed and approved by Thomas Fudge, P.E., Senior Vice President, Engineering and Corporate Development for Alexco, a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Release of Financial Results for Third Quarter of Calendar 2011

The production results disclosed above pertain to the third quarter of calendar 2011, being the first quarter of Alexco’s fiscal year ending June 30, 2012. Due to this being the first quarter for which Alexco will report under International Financial Reporting Standards, financial results for this quarter are expected to be released in the final week of November, to be immediately followed by an audio webcast conference call. Specific times and details for the release of the financial results and the conference call will be announced at a later date.

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.